Exhibit 10.25

Gundle/SLT Environmental, Inc.

Samir T. Badawi	19103 Gundle Road
President and	Houston, Texas 77073
Chief Executive Officer	800-435-2008
281-230-6710
Fax: 281-443-3399

July 13, 2009

PERSONAL AND CONFIDENTIAL

Mr. Mark C. Arnold

2311 Hoxton Court

Columbus, OH 43220

Dear Mark:

On behalf of the Board of Directors of Gundle/SLT Environmental, Inc. (“GSE” or “The Company”), I am pleased to extend you an offer of employment as Chief Executive Officer and Board Member of GSE. In this position, you will report to the GSE Board of Directors and be based at the company’s Houston, Texas headquarters. This offer is subject to our satisfactory completion of a standard civil and criminal court records search.

The key terms and conditions of our employment offer are outlined below:

1.                    Your base salary will be $340,000 per year.

2.                    You will be eligible to earn an annual incentive cash bonus with a target award of 60% of base salary and a maximum award of 120% of base salary. For 2009, your bonus will be guaranteed at $50,000. Half of this amount will be payable within 30 days of your employment start date and the balance will be paid during the first quarter of 2010 as part of GSE’s scheduled 2009 bonus payments.

3.                    You will be granted an option to purchase 30,000 shares of GEO Holding Corp stock at an exercise price of $22.26 per share. This exercise price is approximately equal to the strike price of options granted to other GSE executive team members over the past four years. These shares will vest equally over a four-year period; however, such vesting will accelerate upon a sale of The Company. These share options are subject to customary and additional provisions and restrictions, per the existing Shareholder’s Agreement, which you would enter into as part of your employment.

4.                    You will also have the opportunity to purchase up to an additional 10,000 shares of GEO Holding Corp stock from Code Hennessy & Simmons IV, L.P. at $18.50 per share. These common shares are subject to customary and additional provisions and restrictions, per the existing Shareholder’s Agreement, which you would enter into as a separate agreement.

5.                    Your employment, should you accept this offer, will be for no specified period. As an at-will relationship, either party may for any or no reason terminate the employment relationship at any time. However, should GSE terminate your employment for reasons other than Cause, you will receive continued payment of your base salary and standard benefits for twelve (12) months following the date of separation as a pre-agreed severance payment. Additionally, if within six months following a change in majority control of GSE’s ownership you are not offered a position of similar or greater scope of responsibility and annual cash compensation, you will receive a severance payment equal to 36 months base salary and bonus, payable over a 36 month period. The bonus amount will be calculated as the average of your most recent three years’ past bonuses at GSE or the average of all your bonuses at GSE should you have been employed for less than three years. In partial exchange for such equity and right of severance, you will be subject to non-competition, non-solicitation, and non-disparagement restrictive covenants for a period equal to the months of base salary severance paid.

6.                    You will be entitled to a suitable Company vehicle for Company business and personal use. For business and personal transportation purposes the Company shall pay for all licenses, road taxes, tolls, parking, maintenance, gasoline, insurance, and other operating costs. You will be responsible for all taxable fringe benefit costs attributable to this benefit.

7.                    GSE offers a variety of benefits to its employees. Medical, dental and life insurance will be provided pursuant to The Company’s standard health insurance plan and you will be eligible to participate in The Company’s 401(k) plan. You may also be eligible for future participation in a deferred compensation plan. A summary of the benefits plans will be forwarded under separate cover for your reference.

8.                    You will receive five (5) weeks paid vacation per year (prorated for 2009) plus standard paid holidays applicable to GSE employees.

9.                    GSE will reimburse you for all reasonable expenses incurred in connection with your position, subject to The Company’s policies on expense reimbursement in place at the time such expenses are incurred.

10.              In connection with your relocation to Houston, you will be provided three months of corporate housing and a relocation allowance of $50,000 to cover additional temporary living expenses, transportation of household effects, storage of household effects, customary and required closing costs on the sale of your existing home and the purchase of a new home. Any expenses treated as income and subjected to federal income tax shall be grossed up for taxes. We expect your relocation to Houston to be completed by July 1, 2010.

11.              We would like you to start your employment on or before September 8, 2009, or such other date which is mutually agreed upon.

Mark, we are very impressed with both your background and potential. We believe that you would provide the necessary leadership at GSE and we would very much like to have you as a member of our team. We hope you find what we have to offer attractive and look forward to receiving an affirmative response from you in the very near future. This offer is open for your consideration through July 17, 2009.

Sincerely yours,

/s/ Samir T. Badawi
Samir Badawi
President and Chief Executive Officer
Gundle/SLT Environmental, Inc.

Agreed and Accepted:

/s/ Mark C. Arnold	13 July 2009
Mark C. Arnold	Date